Federated Equity Funds (ICA No. 811-4017)
Federated American Leaders Fund, Inc. (ICA No. 811-1704)
Federated International Series, Inc. (ICA No. 811-3984)
Federated Investment Series Funds, Inc. (ICA No. 811-07021)
Federated Stock and Bond Fund, Inc. (ICA No. 811-1)
Money Market Obligations Trust (ICA No. 811-5950)

6/15/00

INITIAL SHAREHOLDER LETTER

Date

Dear IAI Mutual Fund Shareholder:

     We are pleased to announce that Federated Investors, Inc. and Investment Advisers, Inc. have agreed to a transaction merging the IAI Mutual Funds into Federated Mutual Funds. Upon your approval, Federated will be responsible for portfolio management and shareholder servicing of the funds.

     With $125 billion in assets and 45 years of investment management experience, Federated offers the economy of scale we believe is necessary to succeed in today's increasingly competitive financial marketplace. Based on managed assets, Federated ranks in the top 5% of equity managers and the top 6% of fixed income managers.* It is the 10th largest mutual fund company in the country** and has made a significant commitment to the development of superior portfolio management strategies and world-class shareholder services.

     Federated has considerable experience in smoothly managing transitions such as this. Federated has won customer service awards from DALBAR, a research and publishing firm that monitors the mutual fund business. In their 1999 Bank Study, Federated earned high honors for the eighth consecutive year by capturing #1 rankings in 18 out of 53 categories.

     Following  this  merger,  Investment  Advisers,  Inc.  will  continue as an
institutional   money  manager,   managing  large  accounts  for  corporate  and
non-profit clients.

IMPORTANT POINTS CONCERNING THE MERGER

o     If approved, it will be completed during September 2000.
o     It is designed to be a tax-free event for shareholders.
o The Federated Funds have substantially similar investment objectives and management styles when compared with the corresponding IAI Funds.

WHAT TO EXPECT

During the month of July, you will receive a proxy statement asking for your approval of this merger. The proxy will provide you with details of the proposed merger so that you can make an informed decision. The Board of Directors of the IAI Mutual Funds has carefully considered this proposal and unanimously recommends that you vote to approve the merger. We would like to highlight what we believe are the most important benefits to you as a shareholder:

o     COMPETITIVE PERFORMANCE HISTORY

      While past performance is no guarantee of future performance, we are impressed with the quality of intensive, bottom-up research and fundamental analysis that characterizes Federated's world-class investment process. We believe that you can look forward to the continued opportunity for competitive performance with Federated's team.

o     COMPETITIVE FUND EXPENSES

      All Federated Funds have expense ratios competitive with industry averages.

O     A DIVERSIFIED PRODUCT LINE

      Federated manages and distributes funds that span the full spectrum of investment objectives and asset classes, allowing investors to construct well-diversified portfolios to suit their individual risk tolerance.

PURCHASE AND EXCHANGE INTO PRODUCTS AT NAV

IAI shareholders of record at the time of the acquisition will be allowed to purchase or exchange into any other Federated Fund on a NO-LOAD BASIS, provided the amount invested meets the fund's minimum dollar amount. You will not pay a sales charge to become a shareholder of the Federated funds, nor will you have to pay any sales charge in the future if you wish to purchase or exchange into other Federated funds. This is of great benefit because most of Federated's funds have a front-end load, which is being waived for IAI shareholders.

YOU SOON WILL BE RECEIVING DETAILED PROXY INFORMATION ABOUT THE ACQUISITION. WE ENCOURAGE YOU TO READ THE MATERIAL CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION. IN ADDITION, YOU CAN OBTAIN A FREE COPY OF THE PROXY FROM THE SEC BY ACCESSING THEIR WEB SITE AT WWW.SEC.GOV. IAI Investor Services has set up a hotline to field questions regarding the merger - you can call 1-800-945-3863 or visit the IAI Web site at WWW.IAIFUNDS.COM. You may also call 1-800-245-5777 to speak directly with an IAI representative. For more complete information about the Federated funds, including charges and expenses, call for a prospectus, check your local paper or access their Web site at WWW.FEDERATEDINVESTORS.COM. Investors should read the prospectus carefully before investing. For information regarding your Schwab account, please call 1-800-435-4000 or visit WWW.SCHWAB.COM.

We believe this is a good opportunity for our shareholders and trust you will too. Again, we sincerely appreciate your business and thank you for your confidence in our firm and products. It has been a privilege to serve each shareholder in the IAI mutual funds.

Sincerely,


J. Peter Thompson                         Keith Wirtz
Chairman                                  President
IAI Mutual Funds Board of Directors       IAI Mutual Funds

Federated Securities Corp., distributor of the Federated funds.

*Strategic Insight, 4/28/00
**Investment Company Institute 4/28/00






                            SCHEDULE 14A INFORMATION

   Proxy Statement Pursuant to Section 14(a) of the
   Securities Exchange Act of 1934 (Amendment
   No.______)

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Filed by a Party other than the Registrant [    ]

Check the appropriate box:

[  ]  Preliminary Proxy Statement

[  ]  Confidential, for Use of the Commission Only (as permitted by
      Rule 14a-6(e)(2))
[  ]  Definitive Proxy Statement
[  ]  Definitive Additional Materials

[ X ] Soliciting Material Pursuant to Sec. 240.14a-11(c) or
      Sec. 240.14a-12


Federated Equity Funds

 ...............................................................................
(Name of Registrant as Specified In Its Charter)

Federated Investors, Inc.
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